PDI, Inc.

Amendment to By-Laws

Adopted by Action of the Board of Directors on May 8, 2013

The By-laws of PDI, Inc. (formerly known as Professional Detailing, Inc.) are hereby amended as follows.

Article II, Section B of the By-laws, which currently reads as follows:

“B. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of two persons. Upon the consummation of the initial public offering, the number of directors a constituting the whole board shall consist of two persons. Upon the consummation of the initial public offering, the number of directors constituting the whole board shall be at least five. Subject to the foregoing limitation, and except for the first Board of Directors, such number shall be determined in the manner proscribed by the Certificate of Incorporation”

Is hereby amended and replaced in its entirety with the following:

“B. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The number of directors constituting the whole board shall be at least five, and subject to the foregoing minimum, the exact number shall be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.”

Except as amended by the foregoing provision, the By-laws remain in full force and effect.